EXHIBIT 99.1
------------


                              SINOVAC BIOTECH LTD.
                              --------------------
               UPDATES ON ITS AVIAN INFLUENZA VACCINE DEVELOPMENT
               --------------------------------------------------

BEIJING, March 2, 2005 - Sinovac Biotech Ltd. ("Sinovac") ("the Company") (AMEX:
SVA) updates today on the development of its human vaccine targeting the avian flu virus.


Sinovac's Avian Flu Vaccine Development
---------------------------------------

Sinovac is currently advancing its Inactivated New Human Influenza (H5N1) vaccine (also referred to as Pandemic Influenza Vaccine) through the various stages of pre-clinical studies.

On March 25 2004, Sinovac received a reassortant influenza strain (NIBRG-14) for developing a Pandemic Influenza Vaccine (H5N1) from the British National
Biological Standard and Control (NIBSC), which is the WHO International Laboratory for Biological Standards. The WHO distributed this virus strain to major vaccine manufacturers all over the world and recommended them to use it to develop a Pandemic Influenza Vaccine, since they considered that this strain will be the epidemic strain in the next potential outbreak caused by avian flu virus H5N1.

Sinovac completed a research protocol for developing an avian flu vaccine in April 2004 after receiving the reassortant influenza strain for bird flu H5N1 virus from the World Health Organization network.

According to the New Human Influenza Vaccine R & D Protocol, the vaccine is produced through the pre-clinical steps of manual cultivation, propagation, inactivation, purification, and splitting of virus strain (H5N1). This set of processes mainly includes: studies on virus strain breeding; infectious titer; antigenicity; immunogenicity; establishment and testing on primary seed lot; master seed lot; working seed lot of viral seed; passage stability study; vaccine bulk production technology study; preparation prescription method study; testing method study; animal protection study; animal-safety evaluation; final product stability study; and scaled-production method study.

Current epidemiology shows that H5N1 is highly infectious and pathogenic for birds, but not that serious for humans. However, whenever H5N1 virus combines with human flu virus and both of them recombine to become a new flu virus, then it is possible for that virus to be highly infectious and pathogenic to humans." This kind of pandemic caused by the recombination of human-animal flu virus has historically happened three times. It caused worldwide disaster each time.

Moreover, according to Mr. Yin, president of SInovac, in order to prevent "Newly developed reassortant strain of highly pathogenic New Human Influenza" caused by the genetic mixing of human and bird flu virus together, Sinovac decided to develop an inactivated vaccine with reassortant bird flu virus strain for humans by using gene reassorting techniques.

In December 2004, Sinovac signed a major co-development agreement with the Chinese Centre of Disease Control and Prevention (China CDC) to accelerate the development of an avian flu vaccine for which Sinovac will own commercial rights. The Center for Disease Control and Prevention (China CDC) is the main government institution in China involved in the field of disease control and prevention.

In order to further discuss the vaccine development, in early January, Sinovac invited Dr. John Wood and Dr. Lisa Major from NIBSC to Beijing for a "Symposium on Flu virus and Avian Flu Virus". Officials from the State Food and Drug Administration (China FDA) and scientists from China CDC attended the symposium as well.

The ultimate aim of the vaccine is to provoke the human immune system into action, so that it can destroy the reassortant bird flu virus if infected. The drug approval process regulated by the State Drug Administration (SFDA) in China is similar to the one regulated by the FDA in the United States. The process involves pre-clinical in vitro laboratory and in vivo animal testing; IND study (Investigational New Drug); clinical Phases I, II and III; New Drug Application;

and finally Marketing Approval for sale. The SFDA has stated that it is fast-tracking the drug approval process for Sinovac's potential avian flu vaccine. Sinovac is currently progressing through the pre-clinical stage - the first step of this process.


The following information is intended to provide investors with a summary of background information currently available on avian influenza.


Potential for an Influenza Pandemic
-----------------------------------

All influenza viruses can change. It is possible that an avian influenza virus could change so that it would infect humans and spread easily from person to person. Because these viruses do not commonly infect humans, there is little or no immune protection against them in the human population. If an avian virus were able to infect people and gain the ability to spread easily from person to person, an "influenza pandemic" could begin.

Avian Flu
---------

Avian flu is currently drawing significant media attention as world health authorities warn of a global pandemic caused by the spread and mutation of the avian flu virus.

A 28-nation conference on avian flu held in Ho Chi Minh City, Vietnam has just concluded. The conference was staged by the United Nations' Food and Agriculture Organization (FAO), the World health Organization (WHO), and the World Organization for Animal Health (OIE).

"The threat is real and the potential is very high" for a pandemic, Samuel Jutzi of the FAO told a news conference at the end of the three day event. "The longer the virus continues to circulate in poultry-production systems and ducks, the higher is the probability of infection of humans."

The Associated Press quoted Dr. Shigeru Omi, the WHO's Western Pacific regional director, as saying, "We at WHO [the World Health Organization] believe that the world is now in the gravest possible danger of a pandemic. If the virus becomes highly contagious among humans, the health impact in terms of deaths and sickness will be enormous, and certainly much greater than SARS [severe acute respiratory syndrome]."

The WHO official further warned that governments should develop preparedness plans to ensure the continuation of basic public services such as transportation, sanitation, and power in the event of a pandemic. The virus in question, the H5N1 strain, has shown itself to be very versatile and resilient, having infected tigers and domestic cats, which were not believed to be susceptible to influenza. The H5N1 virus is well entrenched, according to Jutzi. He added further, "We must assume that avian influenza will persist for many years in some of the countries that had disease outbreaks in 2004-2005."

Vietnam has been hit hardest by the avian flu virus, which erupted across much of Asia at the end of 2003 and has killed 46 people: 33 Vietnamese, 12 Thais and a Cambodian. Another case has been reported in 21-year-old man whose younger sister may also have caught the virus, officials said. Almost all other people known to have caught the virus contracted it from contact with sick birds. It has killed more than 70 per cent of people infected. While Vietnam has borne the brunt, the H5N1 virus is now also endemic in Thailand, Indonesia and China, the FAO said.

The conference agreed that the way Asia raises poultry, usually around the house and free to wander among other animals, would have to change. According to estimates cited by the FAO, avian flu cost Asian farmers and agricultural industries $10 billion in 2004.

In North America, the presence of avian influenza was confirmed at several poultry farms in British Columbia in February 2004. The outbreak spread to some 42 farms and led to the culling of 1.3 million birds from 42 farms, at a cost of $42 million, before it was successfully contained by the end of May 2004. At least two cases of humans with avian influenza were confirmed.

Avian Influenza in Birds
------------------------

Avian influenza, also known as bird flu, is a type of influenza predominant in birds. It was first identified in Italy in the early 1900s and is now known to exist worldwide. The causative agent is the avian influenza (AI) virus. AI viruses all belong to the influenza virus A genus of the Orthomyxoviridae family and are negative-stranded, segmented RNA viruses. Avian influenza spreads in the air and in manure. Wild fowl, such as migratory ducks, often act as resistant carriers and spread it to more susceptible domestic stocks. Contaminated feed, water, equipment and clothing can also transmit the virus. However, there is no evidence that the virus can survive in well-cooked meat. The incubation period is three to five days. Symptoms in animals vary, but virulent strains can cause death within several days.

Avian Influenza in Humans
-------------------------

While avian influenza spreads rapidly among birds, it does not easily infect humans, and there is no confirmed evidence of human-to-human transmission. Of the 15 subtypes known, only subtypes H5 and H7 are known to be capable of crossing the species barrier. Avian influenza in humans can be detected reliably with standard influenza tests. Antiviral drugs are clinically effective in both preventing and treating the disease. Vaccines, however, take at least four months to produce and must be prepared for each subtype.

Conditions favorable for the emergence of antigenic shift have long been thought to involve humans living in close proximity to domestic poultry and pigs. Because pigs are susceptible to infection with both avian and mammalian viruses, including human strains, they can serve as a "mixing vessel" for the scrambling of genetic material from human and avian viruses, resulting in the emergence of a novel subtype. Recent events, however, have identified a second possible mechanism. Evidence is mounting that, for at least some of the 15 avian influenza virus subtypes circulating in bird populations, humans themselves can serve as the "mixing vessel".

The symptoms of avian influenza in humans are akin to those of human influenza, i.e. fever, sore throat, cough and in severe cases pneumonia. Human deaths from avian influenza were unconfirmed until 1997, when six people in Hong Kong died from a particularly virulent H5N1 strain.

Threat of a Pandemic
--------------------

World health authorities fear that if the avian influenza virus undergoes antigenic shift with a human influenza virus, the new subtype created could be both highly contagious and highly lethal in humans. Such a subtype could cause a global influenza pandemic. According to the United States Centre for Disease Control (CDC) there were three pandemics in the 20th century:

o 1918-19, "Spanish flu" caused the highest number of known deaths: between 20 million to 50 million people may have died worldwide. Many people died within the first few days after infection and others died of complications soon after. Nearly half of those who died were young, healthy adults.

o 1957-58, "Asian flu" was first identified in China in late February 1957; it spread to the United States by June and caused about 70,000 deaths

o 1968-69, "Hong Kong flu" was first detected in Hong Kong in early 1968 and spread to the United States later that year, causing approximately 34,000 deaths. This virus is still in circulation today.

Both the 1957-58 and 1968-69 pandemic viruses were a result of the reassortment of a human virus with an avian influenza virus. The origin of the 1918 pandemic virus is not clear.


Links to Sites and Media Articles relating to Avian Influenza
-------------------------------------------------------------


MSNBC     WHO: Bird flu  pandemic is imminent -  Governments must act swiftly to prevent outbreak, officials say
http://www.msnbc.msn.com/id/6861065/
------------------------------------

Forbes.com     The Next Big Killer.     The tsunami that killed  140,000 people
across southern Asia in December ranks as one of the most devastating disasters in recent decades. But the next global catastrophe could be much worse. http://www.forbes.com/forbes/2005/0131/048_print.html
-----------------------------------------------------

CNN     WHO warns of dire flu epidemic -
http://edition.cnn.com/2004/HEALTH/11/25/birdflu.warning/index.html
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International Herald Tribune     Tens of millions could die from flu
http://www.iht.com/articles/2004/11/29/news/flu.html
----------------------------------------------------

CIDRAP     Avian flu could cost Asia $130 billion
http://www.cidrap.umn.edu/cidrap/content/hot/avianflu/news/dec0304avianflu1.html
--------------------------------------------------------------------------------

Associated Press     WHO Urges Preparation for Flu Outbreak
http://www.newsday.com/news/health/wire/sns-ap-flu-threat,0,250919.story?coll
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=sns-ap-health-headlines
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New York Times     U.N. Health Official Foresees Tens of Millions Dying in a
Global Flu
http://www.nytimes.com/2004/11/29/health/29cnd-flu.html?ex=1103259600&en=
-------------------------------------------------------------------------
2d3bf715830f2d3d&ei=5070&oref=login&ei=5070&en=98715eb05b94c57b&ex=1103086800
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&adxnnl=1&adxnnlx=1102968197-bYSpA1+w8iJ5G0OXxTLo/g
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World Health Organization     Communicable Disease Surveillance & Response (CSR)
- Avian Influenza
http://www.who.int/csr/disease/avian_influenza/en/
--------------------------------------------------

World Health Organization     Communicable Disease Surveillance & Response (CSR)
- Situation Updates - Avian Influenza
http://www.who.int/csr/disease/avian_influenza/updates/en/
----------------------------------------------------------

United States CDC     Avian Influenza
http://www.cdc.gov/flu/avian/
-----------------------------

United States CDC     Influenza Pandemics
http://www.cdc.gov/flu/avian/gen-info/pandemics.htm
---------------------------------------------------

US-ASEAN Business Council     SARS and Avian Flu - Helpful Links and
Benchmarking Information
http://www.us-asean.org/sars2.asp
---------------------------------

CIDRAP     Avian Influenza
http://www.cidrap.umn.edu/cidrap/content/influenza/avianflu/
------------------------------------------------------------

myDNA.com     Avian Influenza - Basic Information About Avian Influenza
http://www.mydna.com/health/diseases/avian/
-------------------------------------------

Hong Kong Government Information Center     Prevention of Avian Influenza
http://www.info.gov.hk/info/flu/eng/
------------------------------------




About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac now has two vaccines fully approved for sale in China - Healive(TM) for Hepatitis A and Bilive(TM) for Hepatitis A&B combined. The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), received approval in China in January 2005 and is expected to achieve similar sales growth to Healive(TM). The Company's flu vaccine completed clinical trials in April 2004. Approval of Sinovac's flu vaccine is expected in 2005 upon completion of a new flu vaccine production line.

Sinovac is currently the world leader in the development of a SARS vaccine. Preliminary Phase I results show that this SARS vaccine is safe and induces SARS-neutralizing antibodies in the human body. In addition, the Company is co-developing a human vaccine targeting the avian flu virus in partnership with China CDC.


For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
                                       ---------------

If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com.
           ----------------


Contact: Tracey Gabert, Sinovac Investor Relations at (888) 888-8312 or 1 604 684-5990 from outside of North America or info@sinovac.com
                                          ----------------




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RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
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